Via Facsimile and U.S. Mail
Mail Stop 4720

June 11, 2009

Thomas J. Iacopelli
Chief Financial Officer
NYMAGIC, INC.
919 Third Avenue
New York, NY 10022

Re: **NYMAGIC, INC.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 16, 2009
     File Number: 001-11238

Dear Mr. Iacopelli:

　　We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosures. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Critical Accounting Policies, page 57

1.   To the extent that securities in your investment portfolio are guaranteed by third parties, please revise your disclosure to include the credit rating for those securities with and without the guarantee. Also, disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

2.   Please revise your disclosure regarding the transfers into Level 3 for residential mortgage-backed securities to clarify the specific inputs that became unobservable during the period, and to provide a quantitative and qualitative assessment of the impact that the key inputs and assumptions had on the valuation of these securities as of December 31, 2008. In addition, please disclose the business purpose for the transfer of the securities into the held to maturity category. Disclose the reasons why you transferred these specific securities, along with the factors that you consider in determining whether to transfer securities between investment categories.

Management's Report on Internal Control Over Financial Reporting, page F-2

3.   Please revise your Annual Report on Internal Control over Financial Reporting to include the language required by paragraph a(4) of Item 308 of Regulation S-K.

Exhibits 31.1 and 31.2, Certifications of Chief Executive Officer and Chief Financial Officer

4.   Your filed certifications include various references to "this annual report". With the exception of the first paragraph of the certification, in which the report and the name of the registrant are identified, the certification must conform to the exact language specified in Item 601(31) of Regulation S-K, and the certification should not be modified in any way with respect to either annual or quarterly reports. Please revise your certifications.

Exhibit 10.71

5.   Based on your disclosures, it appears that Altrion Capital, L.P. (formerly known as Tricadia CDO Fund, L.P.) was a significant equity method investee for the year ended December 31, 2007, but not for the year ended December 31, 2008. Accordingly, it appears that under Rule 3-09(b) of Regulation S-X, you are required to provide financial statements for Altrion Capital, L.P. for the year ended December 31, 2008 (which may be unaudited if the equity method investee was not significant in the current year), in addition to the audited financial statements for the year ended December 31, 2007. Please amend your filing to provide the required financial statements.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant